Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Sun Life Financial completes issue of innovative Tier 1 securities

     TORONTO, Nov. 20 /CNW/ - Sun Life Financial Inc. (TSX/NYSE: SLF)
announced today the successful completion of the Canadian issue of $500 million principal amount of Sun Life ExchangEable Capital Securities Series
2009-1 due December 31, 2108 ("SLEECS Series 2009-1") by Sun Life Capital
Trust II, a trust established by Sun Life Assurance Company of Canada ("SLA").
     The SLEECS Series 2009-1 were issued under a short form prospectus dated
November 17, 2009, a copy of which is available on the SEDAR website for Sun
Life Assurance Company of Canada at www.sedar.com. The issue was underwritten by a syndicate co-led by Scotia Capital Inc. and RBC Dominion Securities Inc.
     The interest rate on the SLEECS Series 2009-1 from the date of issue to but excluding December 31, 2019 is 5.863% per annum. On that date and thereafter on each fifth anniversary of that date, the interest rate on the
SLEECS Series 2009-1 for the ensuing five years will be reset at a rate equal to 3.40% above the then-yield on a Government of Canada bond having a term to maturity of five years.
     As described further in the prospectus, the SLEECS Series 2009-1 may in certain circumstances be automatically exchanged for a series of SLA preferred shares, and in certain other circumstances a series of SLA preferred shares may be issued in lieu of interest payable on the SLEECS Series 2009-1.
     On or after December 31, 2014, subject to certain conditions, the SLEECS
Series 2009-1 may be redeemed in whole or in part at the option of Sun Life
Capital Trust II.
     The SLEECS Series 2009-1 have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

     About Sun Life Financial

     Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in
1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland,
Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of
September 30, 2009, the Sun Life Financial group of companies had total assets under management of $412 billion. For more information please visit
www.sunlife.com.
     Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and
Philippine (PSE) stock exchanges under the ticker symbol SLF.

     Note to Editors: All figures in Canadian dollars.

     %CIK: 0001097362

     /For further information: Media relations Contact: Steve Kee, Assistant
Vice-President, Communications, Tel: (416) 979-6237, steve.kee(at)sunlife.com;
Investor Relations Contact: Paul Petrelli, Vice-President, Investor Relations,
Tel: (416) 204-8163, investor.relations(at)sunlife.com/
     (SLF. SLF)

CO:  Sun Life Financial Inc.

CNW 11:31e 20-NOV-09